17008599

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2017

Washington DC
414

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SEC FILE NUMBER
8- 67661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TMT Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street Suite 1729
(No. and Street)

Chicago (City) | Illinois (State) | 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward H. Keiley (219)-629-0727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd. Suite 2250 (Address) | Chicago (City) | Illinois (State) | 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Palumbo, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of TMT Investments LLC as of **December 31, 2016,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
TAYLOR STEFFENS
Notary Public - State of Illinois
My Commission Expires Mar 11, 2018

Signature

MANAGING MEMBER
Title

Notary Public

This report* contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Members' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (n) A copy of the Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of TMT Investments, LLC

We have audited the accompanying statement of financial condition of TMT Investments, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TMT Investments, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of TMT Investments, LLC's financial statements. The supplemental information is the responsibility of TMT Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 10, 2017

Statement of Financial Condition
December 31, 2016

Assets

Assets	
Cash	$ 6,803
Receivable from broker-dealer	7,952,817
Financial instruments owned - at fair value	35,813,630
Leasehold improvements – Net of accumulated amortization of $7,563	28,020
Other	10,000
Total assets	$ 43,811,270

Liabilities and Members' Capital

Liabilities	
Payable to broker-dealer	$ 48,415
Financial instruments sold short – at fair value	39,218,175
Total liabilities	$ 39,266,590
Members' Capital	4,544,680
Total liabilities and members' capital	$ 43,811,270

See Notes to Financial Statements

Statement of Operations
December 31, 2016

Revenue		
Net trading income	$	614,837
Other		181,095
Total revenue		795,932
Expenses		
Brokerage, clearance, and exchange fees		653,453
Meals and entertainment		180,776
Employee compensation and related benefits		405,164
Data processing		79,169
Professional fees		104,400
Occupancy		32,783
Other		33,797
Total expenses	$	1,489,542
Net Loss	$	(693,610)

See Notes to Financial Statements

Statement of Changes in Members' Capital
Year Ended December 31, 2016

Balance – January 1, 2016	$	5,383,367
Capital contributions		1,131,436
Capital withdrawals		(1,276,513)
Net loss		(693,610)
Balance – December 31, 2016	$	4,544,680

See Notes to Financial Statements

Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net loss	$	(693,610)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization		912
(Increase) decrease in operating assets:		
Financial instruments owned – at fair value		50,499,043
Receivable from broker-dealer		(7,952,817)
Increase (decrease) in operating liabilities:		
Payable to broker-dealer		(32,932,259)
Financial instruments sold short – at fair value		(8,784,606)
Net cash provided by operating activities		136,663
Cash Flows from Financing Activities		
Capital contributions		1,131,436
Capital withdrawals		(1,276,513)
Net cash used in financing activities		(145,077)
Net Decrease in Cash		(8,414)
Cash – Beginning of year		15,217
Cash – End of year	$	6,803

See Notes to Financial Statements

Note 1 – Industry Operations

TMT Investments, LLC (the "Company") was formed on February 13, 2007, and commenced operations on April 4, 2008. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities and equity options. The Company's principal operations are located in Chicago, Illinois. The Company's securities transactions are cleared through Goldman Sachs Execution & Clearing, L.P. (Goldman). The Company's designated self-regulatory organization is the Chicago Board Options Exchange.

The Company is exempt from Rule 15c3-3 pursuant to FAQ #6 of the "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" issued by the U.S. Securities and Exchange Commission on April 4, 2014. The Company's business activities are limited to proprietary trading and it does not transact business in securities with or for customers and does not carry margin accounts, credit balances, or securities for any person defined as a customer under Rule 17a-5(c)(4) and is exempt from Rule 15c3-3.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Securities transactions and related income and expenses are recorded on a trade date basis. Unrealized gains and losses on open commodity futures and options on futures contracts which are marked to market, are recognized currently in income. Net trading income includes the following:

Realized and unrealized trading gains, net	$	1,062,585
Dividend income		738,397
Interest Income		180,350
Dividend expense		(607,547)
Interest expense		(406,906)
Other trading expenses		(352,042)
	$	614,837

Financial instruments owned – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and derivative transactions entered into for the account and risk of the Company are recorded on a trade date basis. The resulting change in unrealized appreciation or depreciation on securities owned is reflected in the statement of operations as net trading income.

Securities and derivative positions are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes – The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Leasehold improvements – Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. At December 31, 2016 all leasehold improvements were amortized using the straight-line method over 39.5 years. Amortization expenses for the year ended December 31, 2016 was $912.

Statement of Cash Flows – For the statement of cash flows certain prior year balances have been reclassified to conform to current year presentation.

Note 3 – Fair Value Measurement and Disclosures

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires

Note 3 - Fair Value Measurement and Disclosures (Continued)

more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Equity securities (common and preferred stock). Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price according to Reuters/Bloomberg on the day of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy.

Derivative instruments. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Over the counter ("OTC") derivative contracts include forward, swap, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products can be modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case of interest rate swap and option contracts. Investments in derivative instruments such as exchange-traded or privately negotiated OTC, and exchange-traded derivatives, such as futures contracts and exchange-traded option contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

Investments sold short, not yet purchased represent obligations to purchase such investments at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Gains and losses from proprietary trading transactions in equity securities and derivative instruments are included in net trading income in the statement of operations.

Note 3 - Fair Value Measurement and Disclosures (Continued)

The following table presents the Company's fairs value hierarchy for those assets and liabilities measured at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets				
Investments, at fair value				
Equities	$ 24,527,886	$ -	$ -	$ 24,527,886
Call and put options	$ 11,285,744	$ -	$ -	$ 11,285,744
	$ 35,813,630	$ -	$ -	$ 35,813,630
Liabilities				
Short securities	$ 32,052,943	$ -	$ -	$ 32,052,943
Call and put options written	$ 7,165,232	$ -	$ -	$ 7,165,232
	$ 39,218,175	$ -	$ -	$ 39,218,175

At December 31, 2016, the Company held no Level 2 or 3 investments.

Note 4 – Receivable from and Payable to Broker-Dealer

The amounts receivable from and payable to broker-dealer as of December 31, 2016, consists of the following:

Receivable from broker-dealer	$ 7,952,817
Dividend payable	(45,843)
Other	(2,572)
Payable to broker dealer	$ (48,415)

The Company clears all of its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 5 – Clearing Agreement

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution and Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares of GSEC. The Company's investment in GSEC is reflected in other assets in the statement of financial condition. Under the rules of the Financial Industry Regulatory Authority, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with GSEC, exclusive of its preferred stock investment.

Note 6 – Derivative Instruments

The Company trades futures and equity options. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2016, and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Statement of Financial Condition

Financial instruments owned –	
Equity options	$ 11,285,744
Financial instruments sold short –	
Equity options	$ (7,165,232)

Statement of Operations

Trading gains (losses) – Net	
Futures contracts – Equity index	$ 210,612
Equity options	$ 115,650
Net derivative gains	$ 326,262

For the year ended December 31, 2016, the monthly average number of derivative contracts bought and sold was approximately 62,000 contracts per month.

Note 7 – Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, options, warrants, and futures contracts. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through a clearing broker utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates, and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Note 7 – Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

Equity derivatives held, such as options on common stock, provide the Company with the opportunity to deliver or to take delivery of specified securities at a contracted price. Options written on common stock obligate the Company to deliver or take delivery of securities at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities in the open market. To minimize these risks, the Company generally holds or sells short the underlying instrument which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds equity securities which can be used to settle these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker for this purpose. This can and often does result in a concentration of credit risk with this firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC).

As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair traders' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its traders' positions and, where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

At December 31, 2016, the Company cleared its trades through a single clearing broker-dealer and had cash deposits with a single bank. From time to time, the Company may maintain cash deposits in excess of federally insured limits. The Company has not experienced any such losses in these accounts. Management does not consider any credit risk associated with these assets to be significant.

Note 8 – Members' Capital

The operating agreement of the Company states that the members can admit new members into the organization from time to time, at their sole discretion. No member shall be entitled to a return of his capital contribution except upon unanimous consent of the members or the occurrence of other specific events. All withdrawals are subject to and may be delayed on account of federal securities laws and the rules and regulations promulgated thereunder. Profits shall be allocated among members in accordance with ownership percentages.

Note 9 – Commitments and Contingencies

In the normal course of business, the Company may become subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcome.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss or future obligations under these indemnifications to be remote.

There were no such matters or indemnifications known to the Company as of December 31, 2016.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2016, the Company had a net capital of $1,008,639, which was $908,639 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0480 to 1.

Note 11 – Subsequent Events

The Company has evaluated subsequent events through February 10, 2017, the date the financial statements were available to be issued.

Supplementary Information

Computation of Net Capital Under Rule 15c3-1
December 31, 2016

Total Members' Capital	$ 4,544,680
Deductions and/or Charges	
Nonallowable assets	
Leasehold improvements	28,020
Other assets	10,000
Net capital before haircuts on security positions	4,506,660
Haircuts on Securities	
Equity securities and options	2,789,836
Undue concentration	708,185
	3,498,021
Net capital	1,008,639
Net Capital Requirement	100,000
Excess net capital	908,639
Aggregate Indebtedness	**$ 48,414**
Ratio of Aggregate Indebtedness to Net Capital	**0.0480 to 1**

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2016.

See Independent Auditor's Report Regarding Supplementary Information Required by SEC Rule 17a-5.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to FAQ #6 of the "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" issued by the U.S. Securities and Exchange Commission on April 4, 2014. The Company's business activities are limited to proprietary trading and it does not transact business in securities with or for customers and does not carry margin accounts, credit balances, or securities for any person defined as a customer under Rule 17a-5(c)(4) and is exempt from Rule 15c3-3. Therefore, the Company has omitted the schedules of computation for determination of reserve requirements and information relating to possession or control requirements.

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
TMT Investments, LLC

We have reviewed management's statements, included in the accompanying TMT Investments, LLC's Exemption Report (the "Exemption Report"), in which (1) TMT Investments, LLC (the "Company") stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3; and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the period January 1, 2016 through December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
February 10, 2017

TMT INVESTMENTS

TMT Investment LLC's Exemption Report

TMT Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

I, Michael Palumbo, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Michael Palumbo
Managing Member
February 10, 2017

PH: 312.362.4038 • FAX: 312.362.4025 • Email: tseffens@3rdmt.com
440 S. LaSalle Suite 1729 Chicago, IL 60605